RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

November 10, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549-3561

Attention:  Mr. David R. Humphrey, Branch Chief
Ms. Beverly A. Singleton, Staff Accountant

Re:  Covenant Transportation Group, Inc. (the “Company”)
    Form 10-K for the year ended December 31, 2008 (“Form 10-K” or “filing”)
Filed March 31, 2009
    File Number: 000-24960

Dear Mr. Humphrey and Ms. Singleton:

This letter responds to your letter dated November 3, 2009, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in the Form 10-K and Form 10-Q’s as of and for the periods ended March 31, 2009 and June 30, 2009.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

1.	Management’s Discussion and Analysis
Recent Results and Year-End Financial Condition, page 21

SEC Comment:

Refer to your narrative discussion and table disclosure of the non-GAAP measure of net loss, without the impairment charges, and related loss per share.  Please delete this and any other references of non-GAAP financial measures from filed documents such as your Forms 10-K and 10-Q.  You may choose instead, for example, to discuss and disclose the dollar (or percentage) impact the impairment charges had on (or contributed to) your GAAP results of operations, without presenting such non-GAAP totals that excluded these charges.  Please revise in future filings.  We do not accept non-GAAP financial measures with titles or descriptions confusingly similar to titles or descriptions used for GAAP financial measures, including “Non-GAAP Basis Net Loss Excluding Impairment Charges.”

Response:

In future filings, the Company will not present non-GAAP financial measures with titles or descriptions similar to titles or descriptions used for GAAP financial measures or related

United States Securities and Exchange Commission
Division of Corporate Finance
November 10, 2009

RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

tabular reconciliations of GAAP financial measures to non-GAAP measures. Rather, asset impairment charges or other charges that management believes to be unusual and that affect the comparability of the Company’s results to prior periods will be disclosed in a manner that details the impact such charges had on our GAAP results of operations.

2.	Note 1. Summary of Significant Accounting Policies, page 49

SEC Comment:

Refer to your discussion of “Segment Information” on page 53.  We note that you have elected to aggregate the results of your reporting segments in fiscal 2007 and 2008.  We have reviewed your support for this presentation, as provided in your response letter dated August 16, 2005.  In view of your current structure and activities, including the acquisition of Star in fiscal 2006, we are not persuaded that your current presentation of a single reporting segment (or the two reporting segments represented in your subsequent Form 10-Q) is appropriate.  It appears to us that the presentation of separate information may provide useful information to investors.  Please address whether and how each of your three nonbrokerage subsidiaries has similar operating characteristics and, if you believe that they do, provide numerical support for your conclusion.  In addition, please address their similarity in the five relevant areas (such as products and processes, type of customer, methods used to provide services etc.)  Finally, please provide us with a copy of the most recent operating results and/or reports used by your chief operating decision maker to make decisions about resources to be allocated and to assess performance.  We may have further comments upon review of your response.

Response:

Covenant Transportation Group, Inc. (“CTG”) has two reportable segments: Asset-Based Truckload Services (“Truckload”) and our Brokerage Services, also known as Covenant Transport Solutions, Inc. (“Solutions").

As detailed below, the Truckload segment consists of three asset-based operating fleets that are aggregated because they have similar economic characteristics and meet the aggregation criteria of Financial Accounts Standards Codification (“ASC”) 280, “Segment Reporting” (f/k/a SFAS No. 131).  The three operating fleets that comprise our Truckload segment are as follows: (i) Covenant Transport, Inc. which provides expedited long haul, dedicated, and regional solo-driver service; (ii) Southern Refrigerated Transportation, Inc., or SRT, which provides primarily long-haul and regional temperature-controlled service; and (iii) Star Transportation, Inc., which provides regional solo-driver service.

The Solutions segment provides freight brokerage service directly and through freight brokerage agents who are paid a commission for the freight they provide. The brokerage operation has helped us continue to serve customers when we lacked capacity in a given area or when the load has not met the operating profile of our Truckload segment.

Management concluded that each of the three asset-based fleets is an operating segment as defined by ASC 280; given each of the three subsidiaries has the following characteristics:

United States Securities and Exchange Commission
Division of Corporate Finance
November 10, 2009

RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

a)	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b)
Operating results of the component are regularly reviewed by the enterprise's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and

c)	For which discrete financial information is available.

As it relates to management’s aggregation of these operating segments for reporting purposes, management evaluated the criteria provided in ASC 280-10-50-11 and notes that the operating segments have similar operating characteristics. ASC 280 details that similar operating characteristics include producing comparable long-term average gross margins.  Management believes the historical operating ratio analysis discussed below and in Attachment #1 supports that the long-term operating results of each of the three asset-based businesses are similar.

[The Company hereby requests confidential treatment of Attachments #1 and #2 pursuant to Commission Rule 83 (17 C.F.R. §200.83).  Attachments #1 and #2 have been mailed to the Commission, are provided in response to the Staff’s comments, and are submitted as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to the Company in accordance with Rule 12b-4.]

Additionally, as detailed below, the operating characteristics are similar in each of the following areas:

a)	Nature of product and services – Each of the asset-based fleets has the same nature of services (i.e. over-the-road truckload freight transportation) to customers throughout much of the United States.

b)	Nature of the production process – None of the asset-based fleets have a production process.

c)
Type or class of customer for their products and services – Each of the asset-based fleets has the same class of customer (i.e. shippers of truckload quantities in non-local movements). This is supported by the fact that approximately one hundred of the Company’s customers engage in business with a combination of the operating fleets, including larger customers such as General Electric, Coca Cola, Bridgestone, Wal-Mart, Schering-Plough, Georgia Pacific, etc.  Many customers are not sure which subsidiary will haul a load until the morning of the shipment, which many times is based on which subsidiary happens to have the closest available open truck.  Additionally, the days sales outstanding for the subsidiaries is consistent given the similar customer profiles, noting that the average since December 31, 2007 is 37 days for Covenant, 36 days for Star and 42 days for SRT, respectively.

d)
Methods used to distribute their products or provide their services - Each of the asset-based fleets uses the same methods to provide their services, which are primarily asset-based truckload carriers that use the same types of tractors, trailers, drivers, dispatching, billing, collecting, and marketing. This is supported by the fact that in January of 2007, the Company significantly decreased its refrigerated service offering

United States Securities and Exchange Commission
Division of Corporate Finance
November 10, 2009

RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

within the Covenant operating subsidiary by transitioning 250 of the trucks, along with the related trailers, drivers, etc. into the SRT subsidiary.  Additionally, in January of 2009, the Company transferred approximately 50 Star tractors to the SRT subsidiary.  Management believes the movement of equipment and drivers between operating fleets supports the commonality of the nature of the related businesses and the methods employed to provide their services.

e)
The nature of the regulatory environment – Each of the asset-based fleets is regulated under the same federal and state regulatory agencies and governmental authorities, principally the Federal Motor Carriers Safety Administration, United States Department of Transportation and similar state agencies.

Other examples that support the fact that the business are all the same include the transfer of a number of auxiliary power units from Covenant tractors to Star tractors in fiscal 2009, in an effort to help better manage Star’s fuel mileage. Further, the Company’s revenue equipment and fuel are purchased centrally and the related tractors are ordered with substantially the same specifications and the fuel networks used by the subsidiaries are consistent. Additionally, each of the subsidiaries uses the others’ shops to repair equipment and trailers are routinely swapped to facilitate efficiencies if one subsidiary has available trailers in an area where another subsidiary has demand for the units.

Based on the foregoing, the Company concluded that the asset-based operating segments meet the aggregation criteria discussed above and as such are appropriately presented as one reportable segment, in accordance with the provisions of ASC 280.

Additionally, pursuant to your request, attached are certain of the operating reports that are used by David Parker, (the Company’s founder, CEO, President and majority shareholder) who is the Company’s CODM, to make decisions about resource allocation and to assess performance. Below is a summary of each report, including the related purpose and distribution.

Attachment #1 Operating Ratio Analysis – The purpose of the analysis is to compare each subsidiary’s operating ratio (the Company’s and asset-based truckload industry’s main measure of profitability, which is defined as operating expenses, net of fuel surcharge revenue, divided by freight revenue) both for the current quarter and to provide a retrospective review of prior periods. The related document is reviewed by CTG’s executive management, including the CODM, to assess performance and performance improvement.  Additionally, the analysis is used to determine resource allocation, as evidenced by a decision to increase the number of units at SRT in 2007 and 2009 as a result of their improved operating results when compared to the other asset-based subsidiaries. The related analysis is also provided to the Company’s Board of Directors in their quarterly board meeting materials.  As detailed in the attachment, the operating ratios at each of the three asset-based fleets are consistent and generally change in the same pattern based on the cyclical nature of the truckload business and changes on the overall economic environment. Management believes that the current, historic and future gross margins of the operating segments are similar, thus supporting the fact that they have similar economic characteristics.

Attachment #2 Operating Report – The purpose of this operating report is to monitor the weekly, monthly and year-to-date revenue and certain related statistics and is

United States Securities and Exchange Commission
Division of Corporate Finance
November 10, 2009

RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

prepared weekly by each subsidiary.  Attachment #2 sets forth the categories of information set forth in the report.  The report is distributed to CTG’s executive management and the CODM, along with financial and operational management.  The operating reports of the asset-based subsidiaries are consolidated to summarize the related activity for the Truckload segment, which excludes Solutions. The chief operating decision maker uses these reports (i.e. individual subsidiary operating reports and combined Truckload report) to assess performance and make investment allocation decisions, primarily as it relates to the utilization and placement of revenue equipment.

[The Company hereby requests confidential treatment of Attachments #1 and #2 pursuant to Commission Rule 83 (17 C.F.R. §200.83).  Attachments #1 and #2 have been mailed to the Commission, are provided in response to the Staff’s comments, and are submitted as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to the Company in accordance with Rule 12b-4.]

3.  Liquidity and Capital Resources, page 24

SEC Comment:

On an ongoing basis, as applicable, please discuss the business reasons for, and the implications of, your working capital deficit.

Response:

In future filings, the Company will, if applicable, discuss the business reasons for, and the implications of, any working capital deficit.

Given the Company has a working capital deficit at September 30, 2009, we have included the following discussion in the Liquidity and Capital Resources section of the related Form 10-Q:

We had a working capital (total current assets less total current liabilities) deficit of $29,681,000 at September 30, 2009 and a working capital surplus of $17,847,000 at December 31, 2008.  Our working capital balance varies due to factors such as the timing of scheduled debt payments and changes in cash and cash equivalent balances.  In particular, our current liabilities are increased by the current portion of long-term debt instruments used to finance certain of our revenue equipment, while such revenue equipment is considered a long-term asset and not included in current assets.  Based on our expected financial condition, results of operation, and net cash flows during the next twelve months, which contemplate an improvement compared with the past twelve months, we believe our working capital and other sources of liquidity will be adequate to meet our current and projected needs for at least the next twelve months. On a longer-term basis, based on anticipated financial condition, results of operations, and cash flows, continued availability under our Credit Facility, secured installment notes, and other sources of financing that we expect will be available to us, we do not expect to experience material liquidity constraints in the foreseeable future.

United States Securities and Exchange Commission
Division of Corporate Finance
November 10, 2009

RULE 12B-4 AND COMMISSION RULE 83 (17 CFR 200.83) FOIA CONFIDENTIAL TREATMENT REQUESTED BY COVENANT TRANSPORTATION GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER

Closing

In connection with the responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (423) 463-3331 or by telecopy at (423) 821-0219.

Sincerely,

/s/ Richard B. Cribbs
Richard B. Cribbs
Senior Vice President and
Chief Financial Officer

c:         Mr. Bob Bosworth
Mr. James Powell
Mr. Mark Scudder
Ms. Heidi Hornung-Scherr